UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL BLUE HOLDING GROUP AG

(Name of Subject Company (Issuer))

GT HOLDING 1 GMBH

(Name of Filing Person—Offeror)

an Indirect Wholly Owned Subsidiary of

SHIFT4 PAYMENTS, INC.

(Name of Filing Person—Parent of Offeror)

Registered Ordinary Shares, CHF 0.01 nominal value per share

Registered Series A Convertible Preferred Shares, CHF 0.01 nominal value per share

Registered Series B Convertible Preferred Shares, CHF 0.01 nominal value per share

(Title of Class of Securities)

H33700107

(CUSIP Number of Class of Securities)

Jordan Frankel

Shift4 Payments, Inc.

Secretary, General Counsel and Executive Vice President, Risk and Compliance

3501 Corporate Parkway

Center Valley, Pennsylvania 18034

(888) 276-2108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew Elken, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shift4 Payments, Inc., a Delaware corporation (“Shift4”), with the U.S. Securities and Exchange Commission on March 21, 2025 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”) to purchase all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, of Global Blue Group Holding AG (“Global Blue”), a stock corporation incorporated under the laws of Switzerland (the “Global Blue Common Shares”), at a price per share equal to $7.50, (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series A Shares”), at a price per share equal to $10.00, and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at a price per share equal to $11.81, net to the shareholders of Global Blue in cash, without interest and upon the terms and subject to the conditions set forth in the offer to purchase, dated as of March 21, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related letter of transmittal applicable to the Global Blue Common Shares (the “Common Shares Letter of Transmittal”), the related letter of transmittal applicable to the Global Blue Series A Shares (the “Series A Shares Letter of Transmittal”) and the related letter of transmittal applicable to the Global Blue Series B Shares (the “Series B Shares Letter of Transmittal” and, together with the Common Shares Letter of Transmittal and the Series A Shares Letter of Transmittal, in each case, with any amendments or supplements thereto, the “Letters of Transmittal”, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, which the Offer to Purchase, Letters of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Offer to Purchase

Items 1 through 9 and Item 11.

The information contained in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By adding the following text thereto:

“On May 21, 2025, Merger Sub announced an additional extension of the Expiration Time of the Offer until one minute after 11:59 p.m., New York City time, on June 5, 2025 (such date and time, the “Expiration Date”), unless the Offer is further extended or earlier terminated in accordance with the terms of the Offer to Purchase. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on May 20, 2025.

The Depository has advised Merger Sub that, as of one minute after 11:59 p.m., Eastern Time, on May 20, 2025, the last business day prior to the announcement of the extension of the Offer, approximately 232,150,795 Global Blue Shares have been validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 96.66% of the Global Blue Shares outstanding (based on 240,175,016 Global Blue Shares outstanding, which excludes 10,951,858 Global Blue Shares held in treasury).

On May 21, 2025, Shift4 issued a press release announcing an additional extension of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(J) and is incorporated herein by reference.”

2.

All references to “one minute after 11:59 p.m., New York City time, on May 20, 2025” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letters of Transmittal (Exhibits (a)(1)(B)-(D)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(F)) are hereby amended and replaced with “one minute after 11:59 p.m., New York City time, on June 5, 2025”.

Item 12. Exhibits

(a)(5)(J)*	Press Release issued by Shift4 Payments, Inc., dated May 21, 2025.

* Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Shift4 Payments, Inc.

By:	/s/ Jared Isaacman
Name:	Jared Isaacman
Title:	Chief Executive Officer

Date: May 21, 2025